บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ.257~~ 0107537000106

April 3, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam :

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 01/07)
   Date : January 4, 2007
2. Title : Jasmine International Public Company Limited Reports on the Board of Director' Resolutions and Sets Date for an Extraordinary General Meeting of Shareholders No. 1/2007 (ADMS 03/07)
   Date : January 11, 2007
3. Title : Report on the Utilization of Funds from Capital increase As at 31 December 2006 (ADMS 05/07)
   Date : January 19, 2007
4. Title : Jasmine International Public Company Limited Reports on Resolutions of an Extraordinary General Meeting of Shareholders No. 1/2007 (ADMS 11/07)
   Date : February 15, 2007

dlw 4/10

5. Title : Jasmine International Public Company Limited Submits Its Audited Financial Statements (Revised) (ADMS 21/07)

Date : March 1, 2007

6. Title : Jasmine International Public Company Limited Reports on the Board of Director' Resolutions and Sets Date for Annual General Meeting of Shareholders and Dividend Payment (ADMS 20/07)

Date : March 1, 2007

7. Title : Share Repurchase Disclosure Form In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-1.2)

Date : March 1, 2007

8. Title : Jasmine International Public Company Limited Submits Its Audited Financial Statements (ADMS 17/07)

Date : March 1, 2007

9. Title : Acquisition of Assets of Subsidiary (ADMS 19/07)

Date : March 1, 2007

10. Title : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 22/07)

Date : March 6, 2007

11. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 26/07)

Date : March 16, 2007

12. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 16, 2007

13. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 16, 2007

14. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 19, 2007

15. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 20, 2007

16. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 21, 2007

17. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 22, 2007

18. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 23, 2007

19. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 26, 2007

20. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 27, 2007

21. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 28, 2007

22. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 29, 2007

23. Title ; Form for Reporting Share Repurchases In the Case where Repurchasing the Company's Own Shares is for Financial Management Purposes (Form TS-3.2)

Date : March 30, 2007

In the event that any Questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080 ; Fax: (662) 5023152 or E-Mail : vorasak.p@jasmine.com

Very truly yours,

Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong

Title : Senior Vice President

Accounting & Finance Department

Enclosures

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 01/07

4 January, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants (JAS-W2) to purchase new shares to the existing shareholders. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 3 January 2007, the holders of JAS-W2 can notify their intention to exercise during 16-29 December 2006 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company have a paid-up capital at Baht 8,319,907,163.-

Please be informed accordingly.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 03/07

11 January 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED REPORTS ON THE BOARD OF DIRECTORS' RESOLUTIONS AND SETS DATE FOR AN EXTRA-ORDINARY GENERAL MEETING OF SHAREHOLDERS NO. 1/2007

The board of directors of Jasmine International Public Company Limited ("the company") at a meeting No. 1/2007 held on 11 January 2007 passed the following resolutions:-

1. Certify the minutes made at an extra-ordinary general meeting of shareholders No. 2/2002 held on 20 June 2002 and propose the matter to the shareholders meeting for certifying.

2. Approve the amendment to Article 5 of Articles of Association of the company from :

"Article 5 Ever share certificate of the company shall bear the name of the shareholder with signature of one director affixed or printed thereon. The directors may assign the registrar under the law concerning securities and exchange to sign or print his signature on the company's share certificate on their behalf.

In fixing of the director's or the registrar's signature on the company's share certificate or any other type of securities certificate as above-mentioned, the director or the registrar may affix their signatures by themselves or stamp their signatures by machine or by any other means as permitted by the laws on securities and exchange.

The company may assign the Stock Exchange of Thailand ("SET") as the company's registrar. If the company assigns SET as its registrar, the practices related to the company's records and registration shall be in accordance with those practices provided by the registrar."

To be

"Article 5 Ever share certificate of the company shall bear the name of the shareholder with signature of one director affixed or printed thereon. The directors may assign the registrar under the law concerning securities and exchange to sign or print his signature on the company's share certificate on their behalf.

In fixing of the director's or the registrar's signature on the company's share certificate or any other type of securities certificate as above-mentioned, the director or the registrar may affix their signatures by themselves or stamp their signatures by machine or by any other means as permitted by the laws on securities and exchange.

The company may assign **Thailand Securities Depository Company Limited or other representative approved by The Stock Exchange of Thailand ("SET") as a Securities registrar** as the company's registrar. If the company assigns **Thailand Securities Depository Company Limited or other representative approved by SET as a Securities registrar** as its registrar, the practices related to the company's records and registration shall be in accordance with those practices provided by the registrar."

and propose the matter to the shareholders meeting for the approval.

3. Approve the amendment to Article 8 of Articles of Association of the company from:

"Article 8 The company may not own its shares or take them in pledge."

To be

"Article 8 The company may not own its shares or take them in pledge, except under the following circumstances:

(1) The company may buy-back its shares from shareholders who voted against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement because these shareholders consider themselves to have been unfairly treated.

(2) The company may buy-back its shares for the purpose of financial management of the company when the company has retained earnings and surplus liquidity, and the share buy-back will not lead the company into financial difficulties.

This is provided that the shares bought back and held by the company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights or any right to receive dividends. The company must dispose the shares bought back in the foregoing paragraph within the period of time specified in the company's Treasury Stock program time frame. Should the company fail to dispose of the shares bought back within the specified time frame, the company will reduce its paid-up capital by means of registered share cutting for the indisposed portion.

The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the Ministerial Regulations or any other related laws.

The buy-back of such company's shares must receive concession from shareholders' meeting. However, should the shares to be bought back was not exceeding 10 percent of its paid-up capital, the board of directors has the authority to approve such buy-back."

and propose the matter to the shareholders meeting for the approval.

4. That an extra-ordinary general meeting of shareholders No. 1/2007 should be held on Thursday, the 15th of February 2007 at 10.00 hrs. at Narakorn Room, Jasmine International Tower, 14th floor, No. 200, Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred District, Nonthaburi 11120.

The agenda for the meeting will :

4.1 Certify the minutes of the extra-ordinary general meeting of shareholders No. 2/2002 held on 20 June 2002.
4.2 Approve the amendment to Article 5 of Articles of Association of the company.
4.3 Approve the amendment to Article 8 of Articles of Association of the company.
4.4 Consider other issues (if any).

5. That the date for closing the company share register for the right to attend the meeting will be on Friday, the 26th of January 2007 at 12.00 a.m. until the adjournment of the meeting.

Please be informed accordingly.

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257 0107537000106

ADMS 05/07

19 January 2007

Subject : Report on the utilization of funds from capital increase as at 31 December 2006
To : The President of the Stock Exchange of Thailand

Jasmine International Public Company Limited (the "Company") would like to report on the utilization of funds from capital increase occurred from conversion of warrants offered to the existing shareholders (JAS-W, JAS-W2) and to directors and/or employees of the Company and its subsidiaries (ESOP) as follows:-

1. Amount received from conversion of warrants (JAS-W, JAS-W2 and ESOP) since July to December 2006 is 10,020.00 Baht.

2. The above mentioned money will be utilized as working capital of the Company.

Please be informed accordingly.

Yours sincerely,

(Mr. Somboon Patcharasopak)
Jasmine International Public Company Limited

RECEIVED
2007 APR -9 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257 0107537000106

ADMS/11/07

15 February 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED REPORTS ON RESOLUTIONS OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS NO. 1/2007

The Extraordinary General Meeting of shareholders of Jasmine International Public Company Limited ("the company") at a meeting No. 1/2007 held on 15 February 2007 passed the following resolutions:-

1. Certify the minutes made at the extraordinary general meeting of shareholders No. 2/2002 held on 20 June 2002. Details of vote are as follows:-

The number of the shareholders attending and have the right to vote in this agenda was 117 amounting to 3,342,541,762 shares. There were no shareholders who do not have the right to vote in this agenda. Resolution of the meeting were as follows:-

Resolution	Number of shareholders	Number of shares	% of total shares of the shareholders attending and have the right to vote
Agree	114	3,341,474,130	99.97
Disagree	1	200,000	0.01
Abstain	2	867,632	0.02

2. Approve the amendment to Article 5 of Articles of Association of the company to be read as follows :

"**Article 5** Ever share certificate of the company shall bear the name of the shareholder with signature of one director affixed or printed thereon. The directors may assign the registrar under the law concerning securities and exchange to sign or print his signature on the company's share certificate on their behalf.

In fixing of the director's or the registrar's signature on the company's share certificate or any other type of securities certificate as above-mentioned, the director or the registrar may affix their signatures by themselves or stamp their signatures by machine or by any other means as permitted by the laws on securities and exchange.

The company may assign Thailand Securities Depository Company Limited or other representative approved by The Stock Exchange of Thailand ("SET") as a Securities registrar as the company's registrar. If the company assigns Thailand Securities Depository Company Limited or other representative approved by SET as a Securities registrar as its registrar, the practices related to the company's records and registration shall be in accordance with those practices provided by the registrar."

Details of vote are as follows:-

The number of the shareholders attending and have the right to vote in this agenda was 117 amounting to 3,342,541,762 shares. There were no shareholders who do not have the right to vote in this agenda. Resolution of the meeting were as follows:-

Resolution	Number of shareholders	Number of shares	% of total shares of the shareholders attending and have the right to vote
Agree	117	3,342,541,762	100.00
Disagree	0	0	0.00
Abstain	0	0	0.00

3. Approve the amendment to Article 8 of Articles of Association of the company to be read as follows :

"**Article 8** The company may not own its shares or take them in pledge, except under the following circumstances:

(1) The company may buyback its shares from shareholders who voted against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement because these shareholders consider themselves to have been unfairly treated.

(2) The company may buyback its shares for the purpose of financial management of the company when the company has retained earnings and surplus liquidity, and the share buyback will not lead the company to financial difficulties.

Therefore the shares bought back and held by the company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights or any right to receive dividends. The company must dispose the shares bought back in the foregoing paragraph within the period specified in the company's Treasury Stock program time frame. Should the company fail to dispose of the shares bought back within the specified time frame, the company will reduce its paid-up capital by means of registered share cutting for the indisposed portion.

The share buyback, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the Ministerial Regulations.

The buyback of such company's shares must receive concession from shareholders' meeting. However, should the shares to be bought back do not exceed 10 percent of its paid-up capital, the board of directors has the authority to approve such buyback."

Details of vote are as follows:-

The number of the shareholders attending and have the right to vote in this agenda was 118 amounting to 3,545,094,732 shares. There were no shareholders who do not have the right to vote in this agenda. Resolution of the meeting were as follows:-

Resolution	Number of shareholders	Number of shares	% of total shares of the shareholders attending and have the right to vote
Agree	114	3,341,884,130	94.27
Disagree	4	203,210,602	5.73
Abstain	0	0	0.00

Please be informed accordingly.

Yours sincerely,

Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)

Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ.257 0107537000106

ADMS 21/07

March 1, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS (Revised)

Jasmine International Public Company Limited (the "Company") would like to submit its audited financial statements for the year 2006, ending December 31, 2006. These financial statements have been
(✓) reviewed by the Company's Audit Committee at the meeting No. 1/2007 held on February 28, 2007.
(✓) approved by the Company's Board of Directors at the meeting No. 2/2007 held on February 28, 2007.

In addition, stated below is the report on the Company's operation results.

The Company and its subsidiaries had net profits in the year 2006 at the amount of 236 million Baht, which showed a decrease by 628 million Baht or 73% when compared with the net profit amount of 864 million Baht in the year 2005. The explanation is as follows:

1. The Company and its subsidiaries generated operating profits amounting 613 million Baht, decreased by 834 million Baht or 58% in comparison with the amount 1,447 million Baht in the year 2005. Sources of the earnings comprised of:

1.1 Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	419	million Baht
1.2 Jasmine Telecom Systems PCL. and its subsidiaries	154	million Baht
1.3 Others	40	million Baht
Total	613	million Baht

The decrease is mainly caused by the reduction of operating profit from one subsidiary, Acumen, in amount of 523 million Baht comparing to the total operating profit of 655 million Baht in year 2005. The reduction was the result of concession expiration in June 2006 in the project of Time Division Multiple Access (TDMA), Integrated Satellite Business Network (ISBN) and Rural telephone. However, in the last quarter of 2006, Acumen had expand its current business to invest in high speed internet service (Broadband) which the Company foresees the incremental revenue from this new business will replace the ending concession revenue from year 2007 onward

2. The Company's subsidiaries recorded 247 million Baht gain from exchange rate, increasing by 379 million Baht from the year 2005, which recorded 132 million Baht loss, due to an appreciation of Baht against US Dollar.

3. The Company and its subsidiaries shared loss from associated companies amounting 390 million Baht, decreased by 117 million Baht or 23% compared to the loss amounting 507 million Baht in the year 2005. Most of the loss was generated from TT&T PCL.

4. The Company and its subsidiaries recorded 31 million Baht gain from sales of TT&T's warrant

5. The Company's subsidiaries had Notes Redemption fees for an amount of 265 million Baht due to the redemption of Jasmine Submarine Telecommunications Co., Ltd.'s notes, which recorded gain in exchange rate totaling 305 million Baht.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ.257 0107537000106

ADMS 20/07

1 March 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED ("THE COMPANY") REPORTS ON THE BOARD OF DIRECTORS' RESOLUTIONS, SETS DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS AND DIVIDEND PAYMENT

The board of directors of the company at a meeting No. 2/2007 held on 28 February 2007 passed the following resolutions:-

1. Deem it appropriate to propose the shareholders' meeting to certify the minutes made at an extraordinary general meeting of shareholders No. 1/2007 held on 15 February 2007.

2. Approve the company financial statement and auditor's report as at 31 December 2006 and propose the matter to the shareholders' meeting for the approval.

3. Approve the allotment of profit as legal reserve and dividend payment for the operation in the year 2006 as the following details:
   3.1 Approve the allotment of the company's net profit gained as at the end of 2006 to be reserve fund according to law amounting to 5% of net profit which caused the total amount to be allotted to the reserve fund of Baht 11,808,931. And approve dividend payment for the year 2006 to 8,319,907,163 shareholders at 0.015 Baht per share or equal to 53% of net profit, total dividend payment at 124,798,607.44 Baht.

   3.2 The closing date of the company's share register and suspending of shares transfer for the reservation of rights to receive of dividend for the year 2006 was to be fixed on Wednesday the 4th of April 2007 at 12.00 a.m.

   3.3 The date of dividend payment was to be fixed on Thursday the 24th of May 2007.

   The above mentioned matter will be proposed to the shareholders' meeting for the approval.

4. Deem it appropriate to appoint the auditors from Ernst & Young at the following names to be the auditors of the company for the year 2007:-
   1. Mr. Supachai Phanyawattano The Certified Public Accountant's License No. 3930 or
   2. Ms. Thipawan Nananuwat The Certified Public Accountant's License No. 3459 or
   3. Ms. Siraporn Ouaanunkun The Certified Public Accountant's License No. 3844

   and determine remuneration for the annual audit fee for the year 2007 at the amount of 1,300,000 Baht.

   This matter will be proposed to the shareholders meeting for the approval.

5. Deem it appropriate to propose that 3 directors; Mr.Somsak Padhana-anek, Mr.Subhoj Sunyabhisithkul and Dr.Varapol Socatiyanurak who retired by rotation are re-elected as directors of the company and propose the matter to the shareholders' meeting for the approval. The remuneration of the board of directors for the year 2007 at the amount of not exceeding 6 million Baht will follow the shareholders meeting's resolutions.

6. That an annual general meeting of shareholders for the year 2007 should be held on Wednesday the 25th of April 2007 at 14.00 hrs. at Auditorium Room, Jasmine International Tower, 3rd floor, No. 200 Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred District, Nonthaburi 11120. The agenda for the meeting will:

6.1 Certify the minutes of the extraordinary general meeting of shareholders No. 1/2007 held on 15 February 2007.
6.2 Acknowledge the board of directors' annual report on the company's operating result during 2006.
6.3 Approve the company's financial statements and auditor's report as at 31 December 2006.
6.4 Consider to allocate profit as legal reserve and the dividend for the year 2006.
6.5 Appoint an auditor and fix the auditing fee for the year 2007.
6.6 Elect new directors to succeed those completing their terms, and fix their remuneration.
6.7 Consider other issues (if any).

7. That the date for closing the company share register for the right to attend the meeting will be on Wednesday the 4th of April 2007 at 12.00 a.m. until the adjournment of the meeting.

The shareholders can find the invitation to the Annual General Meeting of shareholders for the year 2007 in website of the company (http://www.jasmine.com) since 23 March 2007.

Please be informed accordingly.

Yours sincerely,

Jasmine International Public Company Limited

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Director

Share Repurchase Disclosure Form
In the case where repurchasing the Company's own shares is for financial management purposes.
(Under Section 66/1 (2) of the Public Company Limited Act)
Company __Jasmine International Public Company Limited__
Date 28 February 2007

We, __Jasmine International__ Public Company Limited, hereby notify the resolution of the board of directors, no. __2/2007__, held on __28 February 2007__, regarding the approval on the proposed share repurchase for financial management purposes, with the details as follows:

1. The share repurchase project

1.1 The maximum amount for the share repurchase : __not exceeding 300__ million baht.

1.2 Number of shares repurchased : __not more than 831,990,715__ shares (at par value of __1__ baht per share) or equal to __not more than 10__% of the total of paid-up capital.

1.3 Procedure used for the repurchasing of shares

☑ on the Stock Exchange of Thailand

☐ offer to general shareholders at the price of ______ baht per share (the price being the same)

The repurchase period will be started from __15 March 2007__ to __14 September 2007__

Remarks : The company has to disclose the proposed share repurchase not later than 14 days prior to the date on which the shares will be repurchased

1. The implementation period shall not exceed 6 months when a share repurchase scheme is by way of purchasing from the SET.
2. The repurchase period shall not be less than 10 days and shall not exceed 20 days in the case where the offering is from the general shareholders.

1.4 The principle used to determine the repurchase price taking into account the average market price during the last 30 days prior to the date on which the company discloses the information of shares repurchase.

__The repurchase price will not exceed the average closing price of 5 days prior to each repurchase date plus 15% of such average closing price.__
__The average closing price 30 days prior to the date on which the Company disclosed the information of shares repurchase (from 17 January - 27 February 2007) was at 0.43 Baht per share.__

2. The information of the company

2.1 The Company's retained earning and excess liquidity is based on the Reviewed/Audited Financial Statement as of __31 December 2006__

- The Company's retained earning was __1,690,255,370__ baht
- The Company's debts, which shall become due within the 6 months following from the date on which the shares will be repurchased, was equal to __140,216,999__ baht.
- Explain the basis for this ability to repay the above mentioned debts and specify the source of funds for the repayment

__When deeming the Company's excess liquidity by the ability to repay debt of six-month due (March – August), it is found that the interest and principal which shall be due within the next six months is approximately 140 million baht ; whereas, the current cash available is approximately 1,000 million baht. Therefore, it is apparently justified that the Company has enough excess liquidity to repurchase its shares without any difficulties to service the debt repayment obligation.__

2.2 The number of minor shareholders (Free float) as in the share registration book finalized on 12 April 2006 equal to 6,722,237,788 shares or 80.80 % of the company's paid up capital. In addition, the Company encloses herewith the report of the Company's share distribution.

3. Reasons for the proposed share repurchase

1. To maximize the Company's excess liquidity management
2. To increase the return on equity (ROE)and the earnings per share(EPS)
3. To give an indication on the Company's strong financial status to the investors
4. To prevent the Company from the take over

4. Likely impacts after the share repurchase.

4.1 Impact on the shareholders

- Decrease of the free float share will stabilize the share price.
- The shareholder will get higher Return on Equity (ROE) and Earning per Share (EPS).

4.2 Impact on the company

The share repurchase will result in the decrease of cash and book value of the Company. However, the Company believes that this share repurchase program will be appropriate for the current financial status and the share price of the Company. Thus, it will finally bring the utmost benefits to the Company.

5. The description of the resale of shares and of the shares written off.

- Procedure for shares resold
  - ☑ on the Stock Exchange of Thailand
  - ☑ by Public Offering
- Period for the resale of share is from 15 March 2008 to 14 September 2010 (after 6 months from the completion date of share repurchase and not later than 3 years from this time) If the share repurchase is complete before 14 September 2007, the starting date of share resale period will commence 6 months after completion date of share repurchase but not later than 3 year after the completion date of share repurchase.
- Principle used to determine the resale price The resale price will not be less than 85% of the average closing price of the last 5 trading days. Provided that any shares remain unsold at the end of resale of share period, the Company will decrease the capital by writing off such unsold shares.

6. Shares repurchased in the past

The final date of the latest share repurchase project - None - (The new share repurchase project will be implemented after 1 year following the final date of the last share repurchase project)

The Company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal [Jasmine International Public Company Limited]

Sign ______________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

(Mr. Somboon Patcharasopak)

Position Director

Note: Listed companies must report any resolutions of the board of directors regarding proposed projects for share repurchase on the date of the abovementioned meeting or up until 9.00am on the following day of business via facsimile and the Exchange's ELCID.

The Distribution of Ordinary Shares Report Form
JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
As of 12 April 2006

Company Paid-up Capital (Ordinary Shares only) 8,319,877,163.00 Baht Divided into Ordinary Shares 8,319,877,163 Shares Shares at Par Value of 1.00 Baht

	No. of Shareholders	No. of Shares	% of paid-up capital (Ordinary shares only)
1. Strategic Shareholder			
1.1 Government, state owned enterprise or public sector agencies	6	5,700,422	0.07
1.2 Directors, managers, and executive management including related persons and associated persons	11	75,165,030	0.90
1.3 Shareholders who have a holding of 5% or above including related persons	1	1,516,772,870	18.23
1.4 Others controlling persons	-	-	-
1.5 Shareholders who enter into agreement not to sell their stocks within a specified period	-	-	-
2. Share Repurchase	-	-	-
3. Minor shareholders (Non-Strategic shareholders)	11,367	6,722,237,788	80.80
4. Shareholders who hold less than 1 board lot	47	1,053	-
Total	11,432	8,319,877,163	100.00

The company hereby certifies that the information above contained in this report is true and correct in all respects.

Jasmine International Public Company Limited

Signature ______________________
(Mr. Somboon Patcharasopak)
Director of Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ.257 0107537000106

ADMS 17/07

March 1, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (the "Company") would like to submit its audited financial statements for the year 2006, ending December 31, 2006. These financial statements have been
(✓) reviewed by the Company's Audit Committee at the meeting No. 1/2007 held on February 28, 2007.
(✓) approved by the Company's Board of Directors at the meeting No. 2/2007 held on February 28, 2007.

In addition, stated below is the report on the Company's operation results.

The Company and its subsidiaries had net profits in the year 2006 at the amount of 236 million Baht, which showed a decrease by 628 million Baht or 73% when compared with the net profit amount of 864 million Baht in the year 2005. The explanation is as follows:

1. The Company and its subsidiaries generated operating profits amounting 613 million Baht, decreased by 834 million Baht or 58% in comparison with the amount 1,447 million Baht in the year 2005. Sources of the earnings comprised of:

1.1 Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	419	million Baht
1.2 Jasmine Telecom Systems PCL. and its subsidiaries	154	million Baht
1.3 Others	40	million Baht
Total	613	million Baht

2. The Company's subsidiaries recorded 247 million Baht gain from exchange rate, increasing by 379 million Baht from the year 2005, which recorded 132 million Baht loss, due to an appreciation of Baht against US Dollar.
3. The Company and its subsidiaries shared loss from associated companies amounting 390 million Baht, decreased by 117 million Baht or 23% compared to the loss amounting 507 million Baht in the year 2005. Most of the loss was generated from TT&T PCL.
4. The Company and its subsidiaries recorded 31 million Baht gain from sales of TT&T's warrant
5. The Company's subsidiaries had Notes Redemption fees for an amount of 265 million Baht due to the redemption of Jasmine Submarine Telecommunications Co., Ltd.'s notes, which recorded gain in exchange rate totaling 305 million Baht.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Reports: Audited yearly and consolidated statements as follows.

Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Audited (In thousands) Ending 31 December For year	
Year	2006	2005
Net profit (loss)	236,179	864,590
EPS (baht)	0.03	0.10

Auditors Opinion:

Unqualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________

(Mr. Somboon Patcharasopak)

Position Director

Authorized to sign on behalf of the company

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http://www.jasmine.com ทะเบียนเลขที่ บมจ.257 0107537000106

ADMS 19/07

1 March 2007

Subject : Acquisition of assets of subsidiary
To : President of the Stock Exchange of Thailand
Encl. : Transaction size assessment calculation according to the Stock Exchange of Thailand announcement regarding the criteria, procedure and disclosure concerning the acquisition and disposition of the listed company's assets.

Kindly be informed that the Board of Directors' Meeting No.2/2007 held on 27 February 2007 of T.J.P.Engineering Company Limited ("TJP"), a wholly owned subsidiary in which 80% was directly held by Jasmine International Public Company Limited ("JAS") and the remaining 20% by Acumen (100% held by JAS), has passed the resolution to purchase 60,000,000 shares in Jasmine Telecom Systems PCL. ("JTS"), which was equivalent to 8.56% of the total issued and paid up capital. The value of this investment was approximately 180 million Baht.

The purchase was a big lot transaction via the Stock Exchange of Thailand from Knight Thai Technology Fund, a mutual fund managed by Knight Asia Investment Limited, at the price of 3.00 Bath per share on 1 March 2007. The shareholding structures of JAS Group in JTS before and after this transaction are as follows:

Company	Before the transaction		After the transaction	
	Amount of shares	% holding	Amount of shares	% holding
1. Jasmine International PCL.	400,000,000	57.06	400,000,000	57.06
2. T.J.P.Engineering Co., Ltd.	-	-	60,000,000	8.56
Total	400,000,000	57.06	460,000,000	65.62

When considering by the net profit, of which the highest percentage is 7.03 %, such transaction does not fall under the criteria, procedure and disclosure concerning the acquisition and disposition of the listed company's assets and related transactions. The following is the detailed information of the transaction according to the Stock Exchange of Thailand's announcement:

1. Transaction date
   1 March 2007

2. Transaction detail
   TJP purchases 60,000,000 JTS shares at the price of 3.00 Bath per share. Thus, the total amount of purchase is 180,000,000 Baht. This purchase price is based on the stock valuation report by an independent financial advisory. According to the report, the fair value of JTS share will be in a range of 3.70-4.00 Baht per share.

3. Detail of Jasmine Telecom Systems PCL.
   Type of business : Telecommunication
   Nature of Business : Providing turnkey Telecommunications and IT Systems Integration and other related services.

4. Source of funds
   TJP's available cash

5. Schedule of payment
   Three days after the acquisition date.

6. Payment method
   Cash payment

7. Expected benefit
   As JTS has potential growth in telecom business, the investment in JTS will optimize the cash and financial management for TJP. We expect that such investment will enable TJP to earn a dividend yield that should be higher than the interest rate from deposit with the commercial banks.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ ~~บมจ.-257~~ 0107537000106

ADMS 22/07

March 6, 2007

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 16-29, 2006.
2. The Exercise Date is on March 30, 2007.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ ~~บมจ. 257~~ 0107537000106

ADMS 26/07

16 March, 2007

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders (JAS-W)***
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 March 2006. The exercise date is on 15 March 2006. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,173,100 remaining warrants.

2) ***Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)***
The exercise date is on 15 March 2006, date to notify the intention to exercise is 1-14 March 2006. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	2-3	0.668
2	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	2	12,985,008**
	3	18,965,130
2	3	4,994,620**
	4	6,926,660**
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	2	4,489,950**

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants and the expired warrants.*

** *ESOP which the last exercise date is on 15 March 2007.*

Presently the Company have a paid-up capital at the amount of 8,319,907,163.- Baht.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date March 16, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 15, 2007	7,000,000	0.45	0.43	3,130,998.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 7,000,000 shares or equal to 0.084% of paid-up capital which is 3,130,998 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ____________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr. Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 16, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 16, 2007	4,000,000	0.45	0.44	1,770,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 11,000,000 shares or equal to 0.132% of paid-up capital which is 4,900,998 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Sign ______________________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mrs.Pindao Rojanakul)
Position Assistant Vice President, Accounting

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 19, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 19, 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 18,000,000 shares or equal to 0.216% of paid-up capital which is 7,980,998 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company seal affixed

Sign ______________________ (Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 20, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 20, 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 25,000,000 shares or equal to 0.300% of paid-up capital which is 11,060,998.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date March 21, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 21, 2007	7,000,000	0.44	0.43	3,066,063.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 32,000,000 shares or equal to 0.385% of paid-up capital which is 14,127,061.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ______ (Mr.Somboon Patcharasopak)

Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date March 22, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 22, 2007	7,000,000	0.45	0.44	3,120,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 39,000,000 shares or equal to 0.469% of paid-up capital which is 17,247,061.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign (signature)
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 23, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 23, 2007	7,000,000	0.45	0.44	3,130,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 46,000,000 shares or equal to 0.553% of paid-up capital which is 20,377,061.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's Seal affixed

Sign (Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 26, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 26, 2007	6,347,800	0.44	0.44	2,793,032.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 52,347,800 shares or equal to 0.629% of paid-up capital which is 23,170,093.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 27, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 27, 2007	5,000,000	0.44	0.44	2,200,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 57,347,800 shares or equal to 0.689% of paid-up capital which is 25,370,093.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ______ (Mr. Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Jasmine International Public Company Limited
Date March 28, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 28, 2007	3,500,000	0.45	0.44	1,561,180.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 60,847,800 shares or equal to 0.731% of paid-up capital which is 26,931,273.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ______________________
(Mr.Somboon Patcharasopak)
Position Director

Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 29, 2007

1. Procedure for repurchasing shares

☑ on the Stock Exchange of Thailand
The due date of the share repurchase project September 14, 2007
(This process of share repurchase must be completed within 6 months)

☐ General offer

2. Share repurchasing for financial management purposes.

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase
Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 29, 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased
Cumulative number of shares repurchased to date (including item 2.2) 67,847,800 shares or equal to 0.815% of paid-up capital which is 30,011,273.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company
(Mr.Somboon Patcharasopak)
Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.
- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is
for financial management purposes.
Jasmine International Public Company Limited
Date March 30, 2007

1. **Procedure for repurchasing shares**

☑ on the Stock Exchange of Thailand

The due date of the share repurchase project September 14, 2007

(This process of share repurchase must be completed within 6 months)

☐ General offer

2. **Share repurchasing for financial management purposes.**

2.1 Date of the resolution of the board of directors to undertake share repurchases February 28, 2007.

2.2 The results of share repurchase

Total Number of shares repurchased not more than 831,990,715 shares or equal to not more than 10% of paid-up capital.

Repurchased Date	Number of share repurchased	Repurchase or Highest price (bath/share)	Lowest price (bath/share)	Total (bath)
March 30, 2007	7,000,000	0.44	0.44	3,080,000.00

2.3 Cumulative number of shares repurchased

Cumulative number of shares repurchased to date (including item 2.2) 74,847,800 shares or equal to 0.900% of paid-up capital which is 33,091,273.00 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Company's seal affixed

Sign ____________ Authorized Director or Company Secretary or any executive who are authorized to sign on behalf of the Company

(Mr.Somboon Patcharasopak)

Position Director

Note: - In case of repurchasing shares on the SET, the company must submit this report to the SET not later than 9.00 a.m. on the business day following the day which each the purchase of share is made.

- In case of repurchasing by general offer, the company must report to the SET not later than 5 business day from the final day of general offer.
- Listed company must report this form via facsimile and the Exchange's ELCID.

END